

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2025

David Haas
Chief Financial Officer
Primo Brands Corp
1150 Assembly Drive, Suite 800
Tampa, FL 33607

      **Re:  Primo Brands Corp**
            **Form 10-K for the Fiscal Year Ended December 31, 2024**
            **Filed February 27, 2025**
            **Form 8-K Furnished February 20, 2025**
            **File No. 001-42404**

Dear David Haas:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Manufacturing

cc:    Jason M. Licht